

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Mark Newbauer
Chief Executive Officer
Mike the Pike Productions, Inc.
20860 N. Tatum Blvd. Suite 300
Phoenix AZ 85050

>   **Re: Mike the Pike Productions, Inc.**
>   **Amendment No. 3 to Registration Statement on Form 10-12G**
>   **Filed August 23, 2023**
>   **File No. 000-55298**

Dear Mark Newbauer:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services